KINETIC RESOURCES CORP.
Josefa Ortiz de Dominguez,
#52, Bucerias, Nayarit, Mexico

October 21, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Anne Nguyen-Parker, Branch Chief

Re:          Kinetic Resources Corp.
Registration Statement on Form S-1
Filed September 13, 2010
Your File No. 333-169346

Dear Ms. Nguyen-Parker:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 8, 2010 by Anne Nguyen-Parker, Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kinetic Resources Corp.

By:          /s/ Luis Antonio Delgado Gonzalez
Luis Antonio Delgado Gonzalez
Chief Executive Officer, Chief Financial Officer